Exhibit 99.1

Adagene Appoints Cuong Do to Board of Directors and Audit Committee

SAN DIEGO and SUZHOU, China, November 21, 2022 – Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a company transforming the discovery and development of antibody-based therapies, today announced the appointment of Cuong Do, MBA, to Adagene’s board of directors (the “Board”) as an independent director. He will also serve as an audit committee member.

Mr. Do is President and CEO of BioVie Inc., a clinical-stage company developing innovative therapies for Alzheimer’s Disease, Parkinson’s disease and refractory Ascites. Prior to BioVie, Mr. Do was President of Samsung’s Global Strategy Group where he helped to set the strategic direction for Samsung Group’s diverse business portfolio, including the growth of its biologics businesses. He was previously the Chief Strategy Officer for Merck, a leading global pharmaceuticals company, where he played a key role in defining the company’s strategy, including the focus on oncology and creating its leading position with the anti-PD-1 therapy, pembrolizumab (KEYTRUDA®). Mr. Do was also a senior partner at McKinsey & Company, where he spent 17 years helping to build the healthcare, high technology, and corporate finance practices. He holds a BA from Dartmouth College and an MBA from the Tuck School of Business at Dartmouth.

“I’m very excited to join the Adagene board and do what I can to help advance our programs to help our patients,” commented Mr. Do. “Adagene has ground-breaking innovations that can improve the efficacy and safety of immunotherapies. I look forward to working with the company and our partners to advance the programs and benefit patients.”

“On the heels of data presented at the recent ESMO and SITC conferences showcasing the enhanced therapeutic index of our anti-CTLA-4 programs, I am delighted to welcome Cuong to our board as we approach significant milestones in our pipeline and engage in business development activities with major strategic considerations,” said Peter Luo, Ph.D., Co-Founder, CEO and Chairman of the Board of Adagene. “Cuong’s history of strategic leadership roles in healthcare, particularly for the pembrolizumab (KEYTRUDA®) franchise at Merck, will help us position our highly differentiated anti-CTLA-4 clinical programs for partnership with leading anti-PD-1/PD-L1 players to develop safer and more efficacious combination therapies for proven and difficult-to-treat tumor types such as MSS CRC and others.”

About Adagene

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biotechnology company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by its proprietary Dynamic Precision Library (DPL) platform, composed of NEObody™, SAFEbody®, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. Adagene has forged strategic collaborations with reputable global partners that leverage its technology in multiple approaches at the vanguard of science.

For more information, please visit: https://investor.adagene.com. Follow Adagene on WeChat, LinkedIn and Twitter.

SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding the potential implications of clinical data for patients, and Adagene’s advancement of, and anticipated preclinical activities, clinical development, regulatory milestones, and commercialization of its product candidates. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, and the impact of the COVID-19 pandemic on Adagene’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s annual report for the year of 2021 on Form 20-F filed with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor & Media Contact:

Ami Knoefler
Adagene
650-739-9952